"Exemption No. 82-3998"

Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Ole Kristian Lunde, SVP Corporate Communications, Tel: +47 22544431
Ellen W. Ronæss, Shareholder Service, Tel.: +47 22544430

Date: 29 April 2004

ORK – Trade subject to notification

On 28 April 2004, in connection with its option programme, Orkla exercised 5,000 options, at a strike price of NOK 157.

After exercise of options, Orkla's holding of Orkla shares is reduced to 7,543,621. A total of 2,018,938 options have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 450,000 underlying shares in the hedge position related to the remaining part of the cash bonus programme.